

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2011

Via E-mail
Robert Schneiderman, CEO
ScripsAmerica, Inc.
77 McCullough Drive, Suite 7
New Castle, Delaware 19720

> **Re: ScripsAmerica, Inc.**
> **Form S-1**
> **File No. 333-174831**
> **Filed June 10, 2011**

Dear Mr. Schneiderman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please describe the material terms of your various agreements that you filed as Exhibits 10.1 through 10.5 that relate to the sale of your Series A Preferred Stock in the appropriate places in the registration statement.

Facing page

2.   We note your reference that the registration fee was calculated pursuant to Rule 457(o). Please revise to indicate how the fee was calculated for the selling shareholders offering under Rule 457(a) because the company must register the number of securities offered in the selling shareholder offering not the dollar amount of the offering.

3.   We note your statement in footnote 1 to the fee table that "the amount of shares to be registered represents the Company's good faith estimate of the number of shares that the registrant may issue pursuant to a Letter Agreement with the selling security holder." We have not located any other disclosure addressing this letter agreement. Please advise or revise as appropriate.

Cover page

4.   We note your statement that "the sales price … is fixed at $0.20 per shares until such time as our common stock is quoted on the Over-The-Counter (OTC) Bulletin Board and/or the OTCQB or OTC Pink markets." Revise to delete your reference to "the OTCQB or OTC Pink markets" in the noted sentence. We do not consider the "OTCQB or OTC Pink markets" a public market for the securities which would allow the selling shareholders to sell at market prices or privately negotiated prices. Additionally, revise your disclosure in the Determination of Offering Price and Plan of Distribution sections.

Table of Contents, page i

5.   We note your statement that "you should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus." This statement is inappropriate given your Item 512(a) undertakings. Revise to delete the noted language or advise as appropriate.

6.   Please revise to provide the legend on the dealers prospectus delivery obligations required by Item 502 of Regulation S-B and Rule 174 or advise us why you believe it is not required.

Prospectus Summary, page 1

7.   Please revise to address in the summary that McKesson is your only customer, they account for 100% of your sales and they provide you access to the end users of your products and services. Clarify your relationship with McKesson and address it in more detail.

Risk Factors, page 3

8.   Please add a risk factor that addresses your limited operating history, including your prospective drug and vitamin development business.

9.   Please consider adding a risk factor to address the risk that the company may not obtain FDA approval for your initial drug candidate for the DESI program.

10.   We note your statement on page 4 that "our management believes that coverage limits specified by these policies are sufficient." Please revise to delete the mitigating language from the risk factor. Your risk factor section should not contain mitigating language.

11.   Please revise the third risk factor on page four concerning the forthcoming executive compensation that will be paid to Messrs. Schneiderman and Andrews to address whether the payment of the executive compensation will affect the company's liquidity. We note that in prior years, you have not paid your named executive officers any direct cash compensation.

12.   Please revise your risk factor "Our principal shareholders have significant …" to indicate the combined percentage of the outstanding shares held by both Robert Schneiderman and Steve Urbanski.

Selling Shareholders, page 7

13.   Please revise to clarify why, according to footnote three of your selling shareholder table, your shares of common stock outstanding would decrease to 45,89,680 shares after the offering.

14.   Please advise us whether there is any relationship between Blue Shade Inc. and Harvest Enterprises Limited.

Plan of Distribution, page 13

15.   We note your statement that the selling stockholders may sell their shares "by one or more of the following methods, without limitation: … a combination of any of these methods of sale; or any other method permitted pursuant to applicable law." Item 508 of Regulation S-K requires the company to indicate the plan of distribution. Revise to delete the noted phrases and indicate any additional methods of distribution that will be used.

16.   We note your statement that "before our common stock become eligible for trading on the OTC Bulletin Board, broker-dealers may agree with a selling shareholder to sell a specified number of the shares of common stock at a price per share of $0.00533." Please revise or advise.

Description of Securities, page 15

17.   Please revise to clarify your voting rights of your security holders. In particular, please address the conversion ratio of the Series A Preferred Stock into common stock and whether the holder of the Series A Preferred Stock votes on all stockholder matters, except those solely relating to the class matters already described on page 15, are based

on the number of shares of common stock underlying the preferred stock upon conversion.

18.   Please revise to clarify whether your Series A Preferred Stock confers cumulative dividend rights.

19.   Please revise to describe the "preferential liquidation distributions" rights owed to preferred stockholders upon liquidation. Also, please clarify whether the preferred stockholders will receive further liquidation distributions, and in what proportion, along with common stockholders after the preferential liquidation distributions owed to preferred stockholders are satisfied.

20.   Please revise to address that your board has the authority to issue additional series of preferred stock which may have a negative effect on the voting power of the common stockholders.

21.   Please remove the statement that "[a]ll outstanding shares of Common Stock are fully paid and non-assessable" or attribute the statement to legal counsel and file counsel's consent.

Description of Business, page 19

22.   Please revise to identify the source of the statistics listed in your business section. You should provide the author(s), title, name of the publication or source, and if they are publicly available. We note similar disclosure on pages 28 and 29 of your MD&A section.

23.   Please revise to clarify the markets for your pharmaceutical supply chain management services business.

24.   We note that you have entered into a product development, manufacturing and supply agreement with a pharmaceutical company. Please identify the pharmaceutical company and address the material terms of the contract.

25.   We note your statement on page 16 that "financing is currently the rate-limiting variable to our ability to develop Compound SA 1022 and other DESI drug targets." Please revise to clarify the meaning of your statement. We may have further comment.

26.   Please revise here and other appropriate places how you will fund your two potential acquisitions described on page 19. Also indicate the approximate amount of funding required for each acquisition.

27.   Please clarify the status of the negotiations with the pharmaceutical manufacturer, laboratory and R& D operations company.

28.   We note your assertions regarding the potential acquisitions to "improve revenue and profitability … We expect that the resulting cost savings will flow through to our bottom line as well accelerate our revenue growth. Our management expects each of the two acquisitions to improve our gross profit margin by at least 10%."…." We also note your statement regarding increased profitability resulting from the purchase of a pharmaceutical packager. The basis for comparative factual assertions and for your beliefs in certain qualitative statements must be clear from the text of the prospectus or provided supplementally to us. We note that you have not completed the noted transactions. We do not understand your basis for the noted statements regarding improvement of revenue, profitability, and improving gross profit margins. Revise the disclosure throughout the document to address our concerns regarding factual assertions and qualitative statements, or advise us supplementally as necessary.

29.   Please revise this section to clarify what you mean by "customer." In some places you reference your sole customer, which appears to be McKesson, and other places you use "customers" interchangeably with the customers of McKesson referred to as "end users."

30.   Please revise to clarify how you market to customers of McKesson or "end users." In particular, please clarify whether the company generates the customers for McKesson through referrals, or whether the end users are typically already customers of McKesson prior to your marketing efforts. On page 19, you indicate that you direct marketing to end users "to secure continuing demand of its products." It is unclear who directs which products will receive your marketing efforts.

31.   We note your Order Flow chart and description on page 20 appears inconsistent with your website's statements that "ScripsAmerica inspects 100% of every product (every tablet or liquid), AGAIN, BEFORE it is packaged into a container" and "ScripsAmerica then AGAIN inspects every finished container BEFORE it is packaged into your order." Please refer to your website at http://www.scripsamerica.com/contract.html.

32.   It appears that you have a material agreement with McKesson. Please revise to describe the material terms of your agreement with McKesson and file the agreement as an exhibit to your registration statement.

33.   Please address any material agreements for your packager(s). Also file the agreement(s) as an exhibit to your registration statement or advise us why you believe that it is not required to be filed.

34.   Please substantially revise to address your pharmaceutical supply chain management services business in greater detail. Clarify the services provided by the company. Additionally, please revise to provide a more detailed discussion of your purchase order financing process, including whether United Capital Funding and Hartko are your exclusive or primary factor and/or purchase order financier. We may have further comment.

35.   Please revise to identify McKesson as your sole customer in the disclosure on page 19.

36.   Please revise to clarify the basis for your belief that DESI products average $60 million in potential revenue and a $7.8 billion market, as describe on pages 16, 17, and 22.

37.   Please revise to clarify at what stage is the Company in terms of its DESI development of Compound SA 1022, as disclosure of the status of new products is required by Item 101(h)(4)(iii) of Regulation S-K. Also, please revise to clarify the identity of your DESI consulting firm and the material terms of the services agreement. We note that the Services Agreement filed as Exhibit 10.10 omits the Ordering Document that contains much of the material terms of the agreement.

38.   We note your disclosure on page 23 of your 80mg pain relief orally disintegrating rapid dissolve tablets and your plans for similar rapid dissolve products for vitamins, OTC drugs, and generic drugs. Please revise to provide a more detailed disclosure of the regulatory environment for these products, including the specific steps required by the FDA in each category prior to bring the products to market. Also, please disclose the status of your 80mg pain relief product. Finally, provide the basis for your belief that you will receive FDA approval in nine months and generate $1.4 million in revenue in 2012 and $6 million in 2013.   We note that this product has no prior sales history and has not yet been developed. We may have further comment.

39.   Please balance your disclosure on page 23 to clarify that you do not have any marketable rapid dissolve products and that potential products listed on pages 23 and 24 may not be developed and/or require additional funding that may not occur. In addition, please clarify whether you may be prevented from selling rapid dissolve products in those categories should one of your competitor receive a patent for rapid dissolve technology for one of the listed items before you are able to develop such a similar product.

40.   We note on page 24 you indicate that you will seek trademark protection for the 80mg pain relief rapid dissolve product. Please clarify whether you will also seek patent protection.

41.   Please revise your Competitors section on pages 24 and 25 to address your methods of competition and your competitive position in your industry. Also, to the extent material, please provide the disclosure required by Item 101(h)(4)(iv) of Regulation S-K in each of

> your product categories, such as drug supply chain management, development of DESI drugs, and development and manufacture of rapid dissolve products.

Property, page 25

42.   Please revise to identify your contract packager who provides your office space. Also revise to address the suitability and adequacy of the company's offices.

Dividend Policy, page 26

43.   Please revise this section to clarify the restrictions to issue dividends to your common stockholders, including those that relate to the preferences to or approvals necessary from your Series A preferred stockholder.

44.   Please revise to clarify the approximate amount of dividends payable on a quarterly basis to your Series A preferred stockholder.

Where You Can Find More Information, page 26

45.   Please remove the last sentence of the second paragraph of this section that "[e]ach of these statements is qualified in all respects by this reference."

Financial Statements, page 27

General

46.   Please provide a currently dated consent from your independent accountant for amendments over 30 days and note the updating requirements of Article 8-08 of Regulation S-X.

Interim Financial Statements for Period Ended March 31, 2011

47.   Please revise your interim financial statements, as necessary, to comply with our comments below on your audited financial statements.

Financial Statements for Fiscal Year Ended December 31, 2010 and 2009

General

48.   We note on page 25 that you have rent-free use of your office space from your contract packager. Tell us about your relationship with your contract packager and the purpose of them granting you office space on a rent-free basis and clarify where you have recorded

this expense in your financial statements. In your response, provide us with the
authoritative literature supporting your position.

Notes to Financial Statements

2 – Summary of Significant Accounting Policies, page F-15

49.   We reviewed your revenue recognition policy disclosure listing the four criteria outlined
        in SAB 104. Please revise your disclosure to elaborate upon how each of these criteria
        specifically applies to each of your revenue streams (e.g. persuasive evidence of an
        arrangement is demonstrated via contracts with purchasers). In addition, disclose
        significant terms and conditions related to sales, including any customer acceptance
        provisions and other post-delivery obligations (e.g. product returns, inventory credits,
        rebates, discounts, volume incentives, etc.) and the related accounting policies.

50.   In connection with the comment above, it appears you recognize revenue on a gross
        basis. Please provide us with a thorough analysis of each of the criteria in FASB ASC
        605-45-45 to support your position.

11 – Prior-Period Adjustment, page F-21

51.   It appears during 2009 you discovered an error in your financial statements for the year
        ended December 31, 2008. Please tell us the purpose of such disclosure here in your
        2009 financial statements considering (i) you are not presenting your 2008 financial
        statements in this registration statement and (ii) the periods presented here are periods
        audited subsequent to the discovery of such error.

16 – Subsequent Events, page F-24

52.   We note you issued 2,990,252 shares of Series A convertible preferred stock where the
        conversion price will be adjusted for any issuances of your stock at less than $0.1744.
        Please tell us how you intend to account for this issuance and the related adjustment
        feature. Refer to FASB ASC 815-40-15.

Management's Discussion and Analysis, page 28

53.   The Management's Discussion and Analysis section is one of the most critical aspects of
        your disclosure. As such, we request that you revise this section to provide a more
        detailed executive overview to discuss the events, trends, and uncertainties that
        management views as most critical to your future revenues, financial position, liquidity,
        plan of operations, and results of operations, to the extent known and foreseeable. To
        assist you in this regard, please refer to the Commission Guidance Regarding
        Management's Discussion and Analysis of Financial Condition and Results of

Operations, Release Nos. 33-8350 (December 19, 2003) at
http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more
meaningful disclosure in MD&A in a number of areas, including the overall presentation
and focus of MD&A, with general emphasis on the discussion and analysis of known
trends, demands, commitments, events and uncertainties, and specific guidance on
disclosures about liquidity, capital resources, and critical accounting.

54.   We note your statement in the Overview section that you are in the process of securing
        approval of the FDA for "a number of drug candidates" under the Drug Efficacy Study
        Implementation Program. Please revise your business section to address the additional
        drug candidates you are in the process of securing approval from the FDA or revise this
        statement as appropriate.

Liquidity and Capital Resources, page 31

55.   It appears that your current operations are dependent on liquidity from both purchase
        order financing and accounts receivable factoring. As such, please revise to explicitly
        disclose this fact along with the ramifications on your operations if such options become
        unavailable.

56.   Please revise this section to describe all of your material loans, commitments, financings
        and the cash needed to fund your operations and contractual obligations. For example,
        we do not see any disclosure of the high interest loans you recently entered into, as
        described on pages F-9 and F-23.

57.   We note you indicate that the company will require approximately $10.7 million – $12
        million to fund its various plans. Revise to address your plans on obtaining the necessary
        funding. Please clarify the amount of funding the company will need over the next 12
        months. Specifically address any external sources of liquidity.

Commitments and Contingencies, page 32

58.   Please revise to identify you primary supplier/manufacturer.

Directors, Executive Officers, Promoters and Control Persons, page 38

59.   Please revise to briefly discuss the specific experience, qualifications, attributes or skills
        that led to the conclusion that your directors should serve on your board, in light of the
        registrant's business and structure. See Item 401(e) of Regulation S-K.

60.   Please revise Mr. Schneiderman's management biography to identify the financial
        consulting firm he ran and the "prominent Philadelphia recruiting firm." We also note
        references to a consulting firm Harry James Production DBA R S and Associates on page

41. Please clarify his role at this firm and whether disclosure required by Item 401(e) regarding this business is required. We note a similar reference to a Powell Strategic Advisors, Inc. owned by Mr. Andrews that is not identified in his management biography. Please revise Mr. Andrews' management biography accordingly.

61. Indicate the principal business conducted by Global Resources Corp. and NWS Corp.

62. Please revise to clarify whether your executive officers work on a full-time basis and if not the percentage of time they devote to the company. We note that the officers did not receive any salary from the company for the years ended December 31, 2010 and 2009.

63. We note references to NASD Marketplace Rule 4200(15) on page 40. Please revise to clarify if you mean Nasdaq Marketplace Rule 4200(15).

64. Please revise to clarify the role of Mr. Andrews as an "ex officio member of the Audit Committee," including whether he has a vote or has a significant policy making role as to the audit committee matters. We may have further comment.

65. Please revise to identify the board members appointed by the Series A preferred stockholder, only the common stockholders, and all of the stockholders.

Executive Compensation, page 41

66. Please revise your summary compensation table to place any stock awards in column (e) of the model summary compensation table in Item 402(n)(1) of Regulation S-K. Also, please clarify whether the stock awards were valued at the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Item 402(n)(2)(v) of Regulation S-K.

67. Please revise to clarify in this section whether you expect to enter into any compensation agreements or pay your officers any salary or other compensation in the next 12 months. We note on page four, you indicate such agreements are forthcoming for Messrs. Schneiderman and Andrews.

68. Please file the agreement that includes the 1,250,000 share clawback provision for the grant of stock to Mr. Andrews.

Security Ownership of Certain Beneficial Owners and Management, page 41

69. Please revise to clarify the role of Mr. Pranskivicius with the company and advise us why his address is listed as the company's address.

Certain Relationships and Related Transactions, page 42

70.   Please revise this section to provide the specificity required by Item 404(a) of Regulation S-K for each related party transaction, including:

- The nature of the consulting work performed by firms owned by your officers.
- Identify the stockholder that entered into the December 22, 2008 loan agreement and its amendments.
- Indicating that the December 22, 2008 loan agreement and its amendments are loans to an officer.
- The identity of the company owned by your CEO that was issued a $20,000 promissory note in 2010.
- The identity of the company owned by your CEO that was issued a $10,000 promissory note on February 28, 2011.

71.   Please revise to provide the disclosure required by Item 404(a) of Regulation S-K for the Verbena and JBS Capital, Inc. loans and advances described on page F-19. Also, please address whether a risk factor is appropriate discussing such conflicts with entities related to your executive officers and their inability to pay amounts owed to the company.

72.   Please revise to provide the disclosure required by Item 404(a) of Regulation S-K for the 5,000,000 share (2,500,000 post reverse stock split) stock grant to Mr. Andrews, which you describe as "for past and future services" on page F-22. Please revise to describe the services being rendered by Mr. Andrews.

Part II

Recent Sales of Unregistered Securities, page II-2

73.   Please revise to identify all transactions involving officers, directors, principal stockholders, and holders of your material convertible promissory notes.

74.   Please revise to identify the stockholder(s) that received shares of common stock for fees for providing assistance in your capital raising efforts. Also, please revise to clarify whether these services have been completed and disclose the market value of such services or the stock issued for these services.

Signatures, page, II-5

75.   Please revise your signature page to conform to the language on page seven of the instructions to Form S-1.

Exhibits

76.   Please file a revised Exhibit 5.1 that addresses the law for which the legal opinion was based upon.

77.   We note that you failed to include the exhibits to Exhibit 10.1. Please file a complete copy of Exhibit 10.1 with your next amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    ·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director